May 22, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Value Line, Inc. Form 10-K for the Fiscal Year Ended April 30, 2008; Filed July 17, 2008
Value Line, Inc. Form 10-Q for the Fiscal Quarters Ended July 31, 2008,October 31, 2008
and January 31, 2009
File No. 0-11306

Ladies and Gentlemen:

        Set forth below is our supplemental letter responding to the comments of the staff of the Division of Corporation Finance, contained in your letter dated May 12, 2009, with respect to Value Line, Inc.’s (“Value Line” or the “Company”), Form 10-K for the fiscal year ended April 30, 2008 filed on July 17, 2008 and Forms 10-Q for the fiscal quarters ended July 31, 2008 and October 31, 2008.   The staff’s comments are in italics followed by the responses of the Company.

As stated in the initial response dated April 3, 2009, because the value of Value Line's public float as of the last business day of its most recently completed second fiscal quarter (October 31, 2008) was less than $75 million, Value Line qualifies as a "smaller reporting company."   The Company reserves the right to reflect in its filings the scaled-back reporting requirements applicable to smaller reporting companies.  Notwithstanding any statement in this letter with respect to future reporting, Value Line may omit disclosures that are not required to be made by smaller reporting companies.

Note 1-Organization and Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

1.
In future filings, please disclose the significant terms of your investment advisory agreements and management agreements such as the periods of these agreements and annual investment advisory fees earned either here or within MD&A.

In light of the staff’s additional comment, in future filings the Company will disclose significant terms of the investment advisory agreements and management agreements within the revenue recognition footnotes.

Note 14-Contigencies, page 49

      2.    We note your response to comment 9 in our letter dated April 13, 2009. Our concern with your disclosure is regarding your use of the term “likely” when discussing the materiality of the potential settlement with the SEC. As we previously noted, the term, likely, used to describe your loss contingency is inconsistent with the guidance in SFAS 5. Please revise your disclosure in future filings to clearly state whether you believe this loss contingency is probable, reasonably possible, or remote of being material. Refer to paragraph 8 of SFAS 5 for guidance.

In light of the staff’s additional comment, in future filings the Company will appropriately revise the disclosure and not use the term “likely”.

Please contact us if we can provide any additional information or if the staff has any further comments.

Very truly,

/s/Mitchell E. Appel	/s/ David T. Henigson
Mitchell E. Appel	David T. Henigson
Chief Financial Officer	Vice President